Collins Barrow

Chartered Accountants

October 24, 2006

Collins Barrow Edmonton LLP
1550 Allstream Tower
10250 - 101 Street N.W.
Edmonton, Alberta
T5J 3P4

T. 780.428.1522
F. 780.425.8189
email:edmonton@collinsbarrow.com

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, Alberta, T2P 3C4

-and-

British Columbia Securities Commission
701 West Georgia Street
PO Box 10142, Pacific Centre
Vancouver, B.C., V7Y 1L2

Attention: Continuous Disclosure

To whom it may concern:

RE: Titan Trading Analytics Inc. (the "Corporation")
        Change of Auditors
        Notice Pursuant to Part 4.11 of National Instrument 51-102

As required by Part 4.11 of National Instrument 51-102, we have reviewed the information contained in the Corporation's Notice of Change of Auditor dated October 20, 2006, and do not disagree with the information contained in the notice.

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from Deloitte & Touche LLP, Chartered Accountants, will be filed with the securities regulatory authorities and provided to the Corporation's registered shareholders with the meeting materials relating to the Corporation's next meeting of shareholders.

Yours truly,

Collins Barrow Edmonton LLP

COLLINS BARROW EDMONTON LLP
Chartered Accountants

cc: Deloitte & Touche LLP, Chartered Accountants
        Titan Trading Analytics Inc.